May 6, 2009

Protokinetix, Inc.
2225 Folkstone Way
West Vancouver, British Columbia
V7S 2Y6

United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-7010

Attention:	Tabatha Akins, Staff Accountant

Re:	Protokinetix, Inc.; Item 4.01 Form 8-K;
filed April 20, 2009; file number 000.32917

Dear Ms. Akins:

Please be informed that we have received and reviewed your letter dated April 23, 2009, regarding the above-referenced matter.  The purpose of this letter is to respond, in writing, to the comments specified in that letter.  The numbers of the following paragraphs are intended to, and shall, correspond with those similarly numbered paragraphs in your letter dated April 23, 2009.  Please be informed that we have prepared and filed with the Securities and Exchange Commission a revised Current Report on Form 8-K/A (the “Amended Report”).  Specifically, please be informed as follows:

1.  We are aware that the filing delinquency of that Form 8-K may impact our eligibility requirements for filing Form S-3.

2.  Please note, that we have included in the Amended Report to provide a description of the nature of the conclusion of Peterson Sullivan LLP regarding our uncertainty to continue as a going concern.

3.  Please note, in the Amended Report, we have specified that during the two most recent fiscal years ended December 31, 2008 and 2007, and in the subsequent interim period through March 31, 2009 (the date of dismissal of our former accountant), there were no disagreements with Peterson Sullivan LLP regarding any matter of accounting principles or processes, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Peterson Sullivan LLP, would have caused it to make reference to the subject matter of the disagreements in connection with its report.

United States Securities and Exchange Commission
May 6, 2009

4.  Please note, the provisions of the Amended Report have been revised to:

(a)	Explicitly state the date the new accountants were engaged.
(b)	Indicate “specified transaction, either completed or proposed.”
(c)	State explicitly “written report was provided to the Registrant or oral advice was provided…”
(d)	Include the disclosures required by Item 304(a)(2)(ii) of Regulation S-K.

5.  Please note, included as Exhibit 16 to the Amended Report, is a letter from our former accountants, Peterson Sullivan LLP, as required by Item 304(a)(3) of Regulation S-K.

6.  Please be informed that we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person pursuant to federal securities laws of the United States.

Finally, we hope that the information specified in this letter and the Amended Report respond completely to the comments specified in your letter dated April 23, 2009.  Of course, in the event you have additional questions or comments regarding this or any other matter, please do not hesitate to contact us.

Sincerely,

Protokinetix, Inc.,
a Nevada corporation

By:	Ross Senior
Its:	President and Chief Executive Officer